SCS HEDGED OPPORTUNITIES FUND, LLC

SCS HEDGED OPPORTUNITIES MASTER FUND, LLC

One Winthrop Square
Boston, Massachusetts 02110

June 14, 2010

Via Email Correspondence

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mr. John M. Ganley

Re:	SCS Hedged Opportunities Fund, LLC (the “Feeder Fund”);
SEC File No. 811-22404

SCS Hedged Opportunities Master Fund, LLC (the “Master Fund”)
SEC File No. 811-22403

Dear Mr. Ganley:

This letter responds to comments provided by you as a member of the staff of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 13, 2010 to Timothy F. Silva, Esq. of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Feeder Fund and Master Fund (the “Registrants”), concerning the Registrants’ registration statements on Form N-2 filed with the Commission on April 12, 2010 (the “Registration Statements”).

Your comments have been duplicated below, each of which is followed by the Registrants’ response.

Comment 1

Summary of Terms — Investment Objective (Page 1)

This section states, in part, that the Fund will seek returns that demonstrate a low correlation to both the equity and fixed income markets.  Please describe what is meant by the equity and fixed income markets.

Response 1

Accepted.  The Registrants will revise the Registration Statements to include the following language regarding the equity and fixed income markets:

Mr. John M. Ganley
June 14, 2010

Broadly defined, the equity market represents the totality of stocks that are traded on stock markets around the world.  Fixed income markets refer to bonds or other interest rate securities that trade around the world.

Comment 2

Summary of Terms — Hedging Activities (Page 4)

This section states that “[f]rom time to time the Adviser may hedge certain risk exposures of the Fund by purchasing put or call options, credit default swaps, exchange traded funds or similar instruments directly on behalf of the Fund.” (Emphasis added.) The Master and Feeder Funds’ names each include the term “Hedged Opportunities”, which suggests that the Funds’ investments will generally be hedged. Please explain to us why hedging exposures “from time to time” is consistent with the Funds’ names.

Response 2

Accepted.  The Registrants believe the inclusion of the term “Hedged Opportunities” is consistent with the Registrants’ investment strategies generally, based not only on the Registrants’ use of direct hedging activity, but also more generally based on the manner in which the Adviser intends to allocate assets to Portfolio Funds.  Accordingly, the Registrants will include the following more detailed language explaining the Registrants’ hedging activities:

The Adviser uses hedging strategies in the overall construction of the Master Fund’s investment portfolio.  Specifically, the Adviser allocates assets to portfolio managers with differing or opposing strategies to reduce correlations in the investment portfolio of the Master Fund.  By allocating assets in such a manner the Adviser strives to create a “hedged” portfolio of Portfolio Funds.  While the Adviser intends to implement this hedging strategy primarily at the portfolio manager level, the Adviser may also complement this hedging strategy by using call options, credit default swaps, exchange traded funds or similar instruments directly on behalf of the Fund with a view to reducing correlations that can develop in the portfolio due to shifts in portfolio manager holdings or from changes in the market environment.

Comment 3

Investment Restrictions (page 18)

The penultimate investment restriction provides that the Fund may not invest more than 25% of its total assets in the securities of issuers in any single industry. The final sentence of the investment restriction states the Fund may invest in Investment Funds that may concentrate their assets in one or more industries. In our view, although the Fund may invest in Investment Funds which concentrate, the Adviser and Fund may not ignore the concentration of underlying Investment Funds when determining whether the Fund is in compliance with its own concentration policy. For example, in our view, it would be a violation of the Fund’s concentration policy for the Fund to invest all its assets in Investment Funds that concentrate in a particular industry or group of industries. Please add disclosure indicating that the Fund will consider the concentration of underlying Investment Funds when determining compliance with its concentration policy.

Mr. John M. Ganley
June 14, 2010

Response 3

Accepted.  The Registrants will include the following disclosure with respect to industry concentration limits:

In applying the Fund’s 25% limitation on investment in a single industry, the Fund will consider the investment policies of the Portfolio Funds with respect to specific industry concentrations or industry-oriented investment strategies.  The Fund will not, however, and does not expect to have sufficient portfolio holdings information with respect to each Portfolio Fund’s underlying portfolio positions to, apply or monitor an industry concentration policy a look-through basis.

Comment 4

Investment Program — Other 1940 Act Limitations (page 19)

You disclose that the Master Fund will limit its investment position in a Portfolio Fund to less than 5% of the Portfolio Fund’s outstanding voting securities, but that the Master Fund may purchase non-voting securities of, or waive its right to vote its interests in, Portfolio Funds. You state that to facilitate investments in smaller Portfolio Funds, the Master Fund may hold non-voting securities of, or waive its right to vote its interests in, Portfolio Funds.  Please disclose any contractual arrangements under which the Funds would waive voting rights; whether such waivers would be irrevocable; and who determines whether the Funds will waive voting rights (e.g., the Adviser or Directors). If the Adviser makes the determination, disclose whether the Directors have adopted any procedures for waiving voting rights. Please explain in this section whether the Adviser or Directors consider the interests of the Adviser or its other clients in determining whether to waive voting interests in Portfolio Funds. In addition, please explain to us how waiving voting rights with respect to Portfolio Funds is consistent with the Adviser’s and Directors’ fiduciary obligations to shareholders.

Please also disclose in this section the possible impact on the Master Fund’s operations of the Master Fund’s ability to waive its voting rights, including whether the Master Fund intends to own 5 percent or more of the voting securities of any Portfolio Fund; and the impact, if any, the waiver arrangement may have on the ability of the Master Fund and other clients of the Adviser to invest in the same Portfolio Funds.

Mr. John M. Ganley
June 14, 2010

Response 4

Accepted.  The Registrants will include the following disclosure regarding the waiver of voting rights:

However, to facilitate investments in smaller Portfolio Funds deemed attractive by the Adviser, the Master Fund may purchase non-voting securities of, or if non-voting securities are not offered by such Portfolio Funds, waive its right to vote its interests in, Portfolio Funds.  Although the Adviser does not expect that a significant number of waivers of voting rights will be undertaken, the Adviser may, under a policy adopted by the Board, waive certain voting rights in certain instances, subject to reporting to the Board, which waiver would allow the Master Fund, as well as potentially other clients of the Adviser, to invest in the same Portfolio Funds or to make larger investments in those Portfolio Funds.  To the extent the Master Fund holds non-voting securities, or contractually forgoes the right to vote in respect of the voting securities of a Portfolio Fund, the Master Fund will not be able to vote on matters that require the approval of the interest holders of the Portfolio Fund, including potentially matters adverse to the Funds’ interests.  Such waivers potentially could have an adverse impact on the Master Fund.  Any waiver may be undertaken as an irrevocable contractual agreement to waive or limit the Master Fund’s ability to vote with regard to the election or removal of Portfolio Fund directors (or their equivalent).  Although the Master Fund may hold non-voting interests, the 1940 Act and the rules and regulations thereunder may nevertheless require the Master Fund to limit its position in a Portfolio Fund, if investments in the Portfolio Fund by the Master Fund will equal or exceed 25% of the Portfolio Fund’s assets, or such other percentage limit as may be determined by the Master Fund in consultation with its counsel.  These restrictions could change from time to time as applicable laws, rules or interpretations thereof are modified.

Comment 5

Investment Program — Portfolio Fund Strategies (page 20)

In the last paragraph of this section (on page 22), you state that the Adviser will be granted a 90-day period to remedy violations of certain investment limitations. Please clarify which investment limitations would be subject to this 90-day grace period and explain to us what, if any, basis exists under the Investment Company Act for such a grace period.

Response 5

Accepted.  The Registrants will include the following disclosure regarding the application of the 90-day grace period to Investment Company Act liabilities:

Mr. John M. Ganley
June 14, 2010

However, the 90-day remedy period will not alter or affect the Fund’s obligations under the 1940 Act, including obligations to comply with the investment restrictions or limitations applicable thereunder.

Comment 6

General Risk Considerations of the Fund and Master Fund — Valuation Estimates (page 42)

This section states that managers of Portfolio Funds may use estimates in valuing certain securities and that the valuations may not be reflective of their actual sale price upon realization, particularly for assets allocated to “side pockets”. Please explain the term “side pockets” in plain English and the risks associated with side pockets. Please disclose the extent to which the Fund may be exposed to side pockets.

Response 6

Accepted.  The Registrants will include the following language in the Registration Statements with respect to the valuation of side pockets:

Certain securities in which Portfolio Funds invest may not have readily ascertainable market price. Portfolio managers may use estimates in valuing these securities due to the inherent difficulty in ascertaining precise values. Therefore, the valuations of these securities may not be reflective of their actual sale price upon realization. This risk is especially applicable to any Portfolio Fund assets allocated to “side pockets.” A “side pocket” is an account used to separate illiquid assets from other more liquid investments.  Once a portfolio manager deems an investment to be illiquid or lacking a “readily available market” the portfolio manager may decide to create a “side pocket” account for such investment and offer current investors an opportunity to participate in such account. Securities included in a “side pocket” will nevertheless generally be valued by portfolio managers, which valuations will be conclusive with respect to the Master Fund, even though portfolio managers may face a conflict of interest in valuating such securities because the values given to the securities can affect the compensation of the portfolio managers. The Adviser intends to monitor and actively manage the Fund’s exposure to “side pocket” investments by generally seeking to limit investments that would cause the Master Fund’s exposure to “side pockets” to exceed 5% of the Master Fund’s net assets, determined at the time of investment in a Portfolio Fund.  However, despite the Adviser’s seeking to limit exposure in this manner, there can be no assurance that actual exposure will not be higher due to subsequent changes in valuation and/or cash flows, or due to subsequent side pocket investments by Portfolio Funds with respect to which neither the Adviser nor the Fund have no influence or control.

Mr. John M. Ganley
June 14, 2010

Comment 7

The Directors (page 46)

Please ensure that when the table of biographical information is completed, the directorships held by each director are provided for the past 5 years. See Item 18.6(b) of Form N-2.

Response 7

Accepted.  The Directors’ biographical information will be included:

Comment 8

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response 8

Accepted.  The Registrants will make changes or additions where applicable in each Registration Statement.

Comment 9

We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any amendments.

Response 9

Accepted.

Comment 10

Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response 10

As of the date of this letter, the Registrants have not and do not expect to submit exemptive applications or no-action requests, but may do so in the future.

Mr. John M. Ganley
June 14, 2010

Comment 11

Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response 11

Accepted.  The Registrant will file an amendment pursuant to the Investment Company Act, which reflects the changes set forth in this letter.

Comment 12

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Funds and  their management are in possession of all facts relating to the Funds’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, the Funds should furnish a letter acknowledging that the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Response 12

Accepted.  The Registrants accepts responsibility for the adequacy and accuracy of the disclosure in the Registration Statements filings that are the subject of this letter.  The Registrants acknowledge that Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.  The Registrants further acknowledge that nether may assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Mr. John M. Ganley
June 14, 2010

We trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact Timothy F. Silva, Esq. at (617) 526-6502 or David C. Heaton, Esq. at (617) 526-6365.

Very truly yours,

/s/ Peter H. Mattoon
Peter H. Mattoon
President and Chief Executive Officer

cc:             Timothy F. Silva, Esq.
David C. Heaton, Esq.